UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ree Automotive Ltd

(Name of Issuer)

Class A Ordinary Shares, without par value

(Title of Class of Securities)

M8287R202

(CUSIP Number)

September 19, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: M8287R202

1. Names of Reporting Persons:

M&G Investment Management Limited (MAGIM)

No I.R.S. Identification Number

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3. SEC Use Only

4. Citizenship or Place of Organization: United Kingdom, England

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power:  3,910,851 Ordinary Shares (1)

6. Shared Voting Power : 0

7. Sole Dispositive Power:  3,910,851 Ordinary Shares (1)

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,910,851 Ordinary Shares (1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9): 19.99% (1)(2)

12. Type of Reporting Person (See Instructions): IA

(1) MAGIM’s beneficial ownership of the reported securities is comprised of 2,960,017 Ordinary Shares and up to 950,834 Ordinary Shares in the aggregate underlying the Warrants, Notes and Pre-Funded Warrants, which may be exercised as of the date hereof without exceeding the overall 19.99% beneficial ownership blocker. For additional information, see Item 4 below. Capitalized terms have the meanings ascribed to them below in the body of this Schedule 13G/A.

(2) Based on 18,613,206 Ordinary Shares outstanding following the completion of the Issuer’s offering on September 19, 2024, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2024.

Item 1.

(a)	Name of Issuer: Ree Automotive Ltd (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: Kibbutz Glil-Yam, Israel, 4690500.

Item 2.

(a)	Name of Person Filing: M&G Investment Management Limited (“MAGIM”)

(b)	Address of Principal Business Office or, if none, Residence: 10 Fenchurch Avenue, London, EC3M 5AG, United Kingdom

(c)	Citizenship: United Kingdom, England

(d)	Title of Class of Securities: Class A Ordinary Shares, without par value (the “Ordinary Shares”)

(e)	CUSIP Number: M8287R202

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

(e) MAGIM is an investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E)

All the securities covered by this report are legally owned by MAGIMs Investment advisory clients, and none are directly owned by MAGIM.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

M&G Investment Management Limited

(a) Amount beneficially owned: 3,910,851

MAGIM holds (i) 2,960,017 Ordinary Shares; (ii) warrants to purchase 785,855 Ordinary Shares at an exercise price of $4.42 per Ordinary Share (the “Warrants”); (iii) $4,000,000 principal amount of 10% Convertible Promissory Notes due 2028 with the initial conversion rate of $5.09 per Ordinary Share, and which are convertible into 847,360 Ordinary Shares as of the date hereof (the “Notes”); and (iv) pre-funded warrants to purchase 3,639,893 Ordinary Shares at an exercise price of $0.001 per Ordinary Share (the “Pre-Funded Warrants”). The Warrants, Notes and Pre-Funded Warrants are all subject to beneficial ownership blockers, as described below.

The Ordinary Shares reported herein for MAGIM represent (i) 2,960,017 Ordinary Shares and (ii) an aggregate of up to 950,834 Ordinary Shares that MAGIM beneficially owns based on the right to acquire upon the exercise or conversion of the Warrants, Notes and Pre-Funded Warrants.

The Warrants and Notes are subject to a beneficial ownership blocker which prevents MAGIM from exercising or converting the Warrants and Notes to the extent that, upon such exercise or conversion, MAGIM, together with its affiliates and any other person acting together with MAGIM as a “group” (as defined in the rules under the Act), would beneficially own in excess of 19.99% of the Ordinary Shares outstanding.

The Pre-Funded Warrants are also subject to a beneficial ownership blocker which prevents MAGIM from exercising the Pre-Funded Warrants to the extent that, upon such exercise, MAGIM, together with its affiliates and any other person acting together with MAGIM as a group, would beneficially own in excess of 16.5% of the Ordinary Shares outstanding; provided, however, that MAGIM may increase or decrease this beneficial ownership limitation, by giving notice to the Issuer, but not to any percentage in excess of 19.99%.

As a result of the beneficial ownership restrictions described above, MAGIM is currently prohibited from exercising or converting the Warrants, Notes and Pre-Funded Warrants, whether in whole or in part, to the extent that such exercise or conversation would result in beneficial ownership by MAGIM of more than 3,910,851 Ordinary Shares.

(b) Percent of class: 19.99%

This percentage is based upon a denominator that is the sum of (i) 18,613,206 Ordinary Shares outstanding following the completion of the Issuer’s offering on September 19, 2024, as disclosed in the Issuer’s Prospectus Supplement filed with the SEC on September 17, 2024, and (ii) 950,834 Ordinary Shares which MAGIM may currently acquire beneficial ownership upon the exercise or conversion of the Warrants, Notes, or Pre-Funded Warrants, in whole or in part, as limited by the beneficial ownership blockers described above.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,910,851 Ordinary Shares

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,910,851 Ordinary Shares

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  07 October, 2024

M&G Investment Management Limited

By:	/s/ TAMARA POSTOJ

Name: Tamara Postoj
Title: Regulatory Reporting Technical Manager